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                                                                EXHIBIT 27(d)(8)

Face Amount Increase Agreement
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What does this agreement provide?

This agreement gives you the right to increase the face amount of your policy on each regular face amount increase date shown on Page 1. You must exercise this right within the 30-day period immediately before, or the 30-day period immediately after, a regular face amount increase date. If you do not exercise your right within this 60-day period, you will lose that right to increase the face amount. Whenever we use the words "increase date" in this agreement, we mean the face amount increase date.

Are there alternate face amount increase dates?

Yes, an alternate increase date will be available on the date of:

     (1)  the insured's lawful marriage.
     (2) the birth of a live child to the insured and the insured's then lawful spouse.
     (3)  the legal adoption of a child by the insured.

These alternate increase dates are not in addition to the regular increase dates provided by this agreement. If an alternate increase date is elected, it will replace the regular increase date then currently available. If there is no increase date then currently available, it will replace the next available regular increase date not previously replaced. When all future regular increase dates are so replaced, this agreement will terminate.

Multiple births resulting from the same pregnancy and multiple adoptions resulting from the same adoption proceeding will be considered as one birth or one adoption.

You must furnish proof satisfactory to us of the occurrence of an alternate increase date within 90 days after the occurrence. You must also exercise your right to increase the face amount of your policy within this 90-day period.

What must you do?

You must notify us in writing that you are exercising your right to increase the face amount of your policy. Also you must pay the first premium due on your increased policy. Your written request and adjusted premium payment must be received in our home office within the 60-day period allowed for regular increase dates or within the 90-day period allowed for alternate increase dates.

What will be the amount of the face amount increase?

The maximum face amount increase provided by this agreement is shown on page 1.

When will an increase in the face amount be effective?

If you exercise your right to increase the face amount of this policy, the increase will be effective as of the regular or alternate increase date used. However, your request to increase the face amount of your policy must be received in our home office during the lifetime of the insured to be effective. When we receive your written request to increase the face amount, along with the adjusted premium for the increase, we will adjust your policy and issue a new page 1. The new page 1 will show the adjusted premiums and policy values for your policy.

Are there any limitations?

Since a face amount increase results in a policy adjustment, any such increase is subject to all adjustment limitations described in the "Policy Adjustments" section of your policy.

Will evidence of insurability be required?

No.

What is the cost?

The annual premium for this agreement is shown on page 1 of this policy. If this agreement terminates, the total annual premium for this policy will be reduced by the amount shown.

When does an increase in the face amount become incontestable?

The contestable and suicide period for any face amount increase will be measured from the effective date of this agreement.

What if the insured is totally disabled on a regular increase date?

If this policy contains a waiver of premium agreement, and if the insured is totally disabled as defined in that agreement on an available regular increase date and has qualified, or subsequently qualifies, for those disability benefits retroactive through the regular increase date, the regular face amount increase shown on page 1 will be placed in effect.

We must receive written notice of disability at our home office while the insured is living and totally disabled and within one year after the regular increase date before this provision will be effective. However, failure to give that notice within the time provided will not invalidate a claim if it is shown that notice was given as soon as reasonably possible.

02-915 Face Amount Increase Agreement           Minnesota Life Insurance Company

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We will adjust your policy and issue a new page 1 which will show the adjusted premiums and policy values for the new policy. The adjusted premium for this policy will be waived only while the insured continues to qualify for the waiver of premium benefit.

When will this agreement terminate?

This agreement will terminate on:

     (1) The date any premium due for this agreement remains unpaid at the end of the grace period; or
     (2)  The date this policy is surrendered or terminates; or
     (3)  The date this policy becomes paid up; or
     (4)  The date we receive your written request to cancel this agreement; or
     (5)  The policy anniversary nearest the insured's 40th birthday; or
     (6) The date when all regular increase dates have been replaced by alternate increase dates; or
     (7)  The date of the insured's death.

The right to increase the face amount of this policy cannot be exercised after this agreement has terminated.

This agreement is effective as of the original policy date of this policy unless a different effective date is shown on page 1.


   /s/  Dennis E. Prohofsky                         /s/  Robert L. Senkler
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          Secretary                                        President